File No. 82-3929

09045160

RECEIVED

2009 JAN 21 A 8:23

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
Web site: www.fancampexplorationltd.ca

NEWS RELEASE

SUPPL

FANCAMP GRANTS/ REPRICES OPTIONS

January 9, 2009

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to announce that it is granting incentive stock options to purchase up to a total of 850,000 common shares in its capital stock, at a price of $0.50 per share, exercisable on or before January 9, 2014. The options were granted pursuant to the Company's incentive stock option plan, under which a maximum of 10 percent of the issued and outstanding common shares are reserved for issuance. Shares issuable upon exercise of the incentive stock options are subject to a 4 month TSX Venture Exchange hold period, commencing on the date the incentive stock options are granted.

The Company is also re-pricing options granted for the purchase of up to 2,700,000 common shares at a price of $1.90 per share to $0.50 per share.

The closing price of the Company's shares on January 8, 2009 was $0.295.

The above is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172
Web site: www.fancampexplorationltd.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

PROCESSED
JAN 26 2009
THOMSON REUTERS

END

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